EXHIBIT 99.1

Brookfield Renewable Announces Quarterly Dividend Rate on Its Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, NEWS, April 01, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the May 1, 2019 to July 31, 2019 dividend period will be 1.07678% (4.272% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.269195 per share, payable on July 31, 2019.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $350 billion of assets under management.

Contact information:

Media: Claire Holland Vice President – Communications (416) 369-8236 claire.holland@brookfield.com	Investors: Divya Biyani Director – Investor Relations (416) 369-2616 divya.biyani@brookfield.com